Exhibit 4.2

AGREEMENT

This Agreement (“Agreement”) is effective as of the 21st day of May, 2008 (“Effective Date”), by and between ODIS Inc., a Delaware corporation, having a place of business at Suite 204, 3 Corporate Drive, Shelton, Connecticut 06484 (hereinafter referred to as “ODIS”),  and BAE Systems Information And Electronic Systems Integration, Inc., a Delaware corporation, having a place of business at 65 Spit Brook Road, Nashua, New Hampshire (hereinafter referred to as “BAE SYSTEMS”).

WHEREAS, ODIS has been assigned rights in certain Intellectual Property, and continues to develop a proprietary technology relating to integrated electronics and photonics devices (optoelectronic) on substrates (hereinafter referred to as “POET Technology”), and has rights under intellectual property rights, including patents, patent applications and know-how relative thereto.

WHEREAS, BAE SYSTEMS is interested in helping ODIS further develop the POET Technology.

NOW, THEREFORE, in consideration of the premises and the mutual promises and obligations outlines herein, the parties hereto hereby agree as follows:

ARTICLE I.  DEFINITIONS.

1.1                               “BAE Systems JDP Participants” shall mean all BAE SYSTEMS employees, who, as a result of and in connection with their authorized participation in the Joint Development Program (as defined below) have had access to ODIS Background Technology, as of the effective date of this Agreement or which during the term of this Agreement, gain access to ODIS Background Technology, ODIS Development Technology, BAE Systems Development Technology or

License Agreement ODIS

Joint Intellectual Property (as identified in Attachment E hereto with respect to BAE SYSTEMS employees).   Attachment E shall be amended from time to time as may be required in order to facilitate the participation of additional BAE SYSTEMS participants in the Joint Development Program.

1.2                               “ODIS JDP Participants” shall mean all ODIS employees, who, as a result of and in connection with their authorized participation in the Joint Development Program (as defined below) have had access to BAE SYSTEMS Background Technology, as of the effective date of this Agreement or which, during the term of this Agreement, gain access to BAE Systems Background Technology, BAE SYSTEMS Development Technology, ODIS Development Technology or Joint Intellectual Property (as identified in Attachment E hereto with respect to ODIS employees).   Attachment E shall be amended from time to time as may be required in order to facilitate the participation of additional ODIS participants in the Joint Development Program.

1.3                               “ODIS Background Technology” shall mean all Intellectual Property and Patent Rights in the Field which are owned, controlled or licensable to others by ODIS as of the date hereof or which is first conceived, created, developed or reduced to practice by ODIS prior to the commencement of the Joint Development Program.  ODIS Background Technology shall be limited to the Patent Rights and other Intellectual Property listed in attachment A.

1.4                               “BAE SYSTEMS Background Technology” shall mean all Intellectual Property in the Field which is owned, controlled or licensable to others by BAE SYSTEMS as of the date hereof or which is first conceived, created, developed or reduced to practice by BAE SYSTEMS prior to the commencement of the Joint Development Program.  BAE Systems Background Technology shall be limited to the Intellectual Property listed on attachment B.

1.5                               “ODIS Development Technology” shall mean all Intellectual Property and Patent Rights, except Joint IP, which is first acquired, controlled, conceived, created, developed, reduced to practice or otherwise becomes licensable to others (“Obtained”) by ODIS without significant participation or assistance from BAE SYSTEMS during the Joint Development program.  All Intellectual Property and Patent Rights obtained by ODIS other than at BAE Systems’ facilities during the joint development program shall be ODIS Development Technology, unless BAE Systems shall demonstrate that BAE Systems JDP Participants shall have been physically present and shall have actively assisted or participated in obtaining the Intellectual Property or Patent Rights, in which event, such Intellectual Property or Patent Rights shall be Joint Intellectual Property or Joint Patent Rights, as the case may be.

1.6                               “BAE SYSTEMS Development Technology” shall mean all Intellectual Property, except Joint IP, which is Obtained by BAE SYSTEMS JDP Participants without significant participation or assistance from ODIS during the Joint Development Program.  All Intellectual Property and Patent Rights Obtained by the BAE Systems JDP Participants at its facilities during the Joint Development Program shall be Joint Intellectual Property or Joint Patent Rights, as the case may be, unless BAE Systems shall demonstrate that ODIS personnel were not physically present at the time such Intellectual Property or Patent Rights were Obtained, and shall not have actively assisted or participated in Obtaining the Intellectual Property or Patent Rights, in which event, such Intellectual Property or Patent Rights shall be BAE Systems Development Technology.

1.7                               “Joint Intellectual Property”, (“Joint IP”) and Joint Patent Rights shall mean all Intellectual Property and Patent Rights, respectively, Obtained during the Joint Development Program by: (1) ODIS which is not ODIS Development Technology, (2) by the BAE SYSTEMS JDP Participants which is not BAE Systems Development Technology, or (3) by ODIS and BAE SYSTEMS JDP participants jointly.  Notwithstanding anything to the contrary contained in this Agreement, Joint IP shall exclude any Intellectual Property independently conceived or created prior to the Joint Development Program, including without limitation ODIS Background Technology and BAE Systems Background Technology.  It is understood and agreed that any BAE Systems contribution to Joint Intellectual Property will be strictly limited to Intellectual Property Obtained by BAE Systems JDP participants solely or jointly with ODIS JDP Participants.  All inventions, copyrights, confidential or proprietary information, trade secrets, trademarks, service marks, know-how, developments, improvements, results, software, data and any other information irrespective of form made by any other BAE Systems employee, either solely or jointly, other than the BAE Systems JDP Participants will be outside the scope of Joint Intellectual Property, provided that such development shall not have been derived from Section 2.13.

1.8                               “Field” shall mean information, processes, methods, devices and apparatus involved in the technology of making, designing or using integrated electronics and optoelectronic semiconductor devices on Gallium Arsenide substrates.

1.9                               “Licensed Products” shall mean any product or part thereof that:

1.9.1                     absent the licenses granted hereunder, would infringe the Intellectual Property or one or more claims of the Patent Rights; or

1.9.2                     is manufactured by using a Licensed Process or that, when used, practices a Licensed Process.

1.10                        “Licensed Process” shall mean any process that absent the license granted hereunder, would infringe the Intellectual Property or one or more claims of the Patent Rights or which uses a Licensed Product.

1.11                        “Net Selling Price” shall have the following meanings:

a.                                      With respect to all Licensed Products or Licensed Processes which are sold, leased or Otherwise Disposed of, Net Selling Price shall mean the gross amount collected less the deductions in Article 1.8c.  With respect to a Licensed Product or Licensed Process that is Otherwise Disposed of, Net Selling Price shall be calculated based upon the nondiscounted amount of the Licensed Product or Licensed Process charged to an independent third party during the reporting period, or, in the absence of such sales, on the established list price of the Licensed Product or Licensed Process.

b.                                      With respect to all Licensed Products and Licensed Processes which are sold, leased or Otherwise Disposed of in the course of a transaction that included other products or services with no separate bona fide price charged for the Licensed Product or Licensed Process, the applicable Net Selling Price shall have the same meaning as set forth in the last sentence of subparagraph a. above.

c.                                       Deductions shall include:

i.                                          Trade or quantity discounts;

ii.                                       Transportation, freight, delivery, commissions, packing costs and insurance charges on the shipments to customers;

iii.                                    Sales and use taxes or any other duties paid directly on such sale by licensee to any governmental agency, and

iv.                                   Any refunds for Licensed Products or Licensed Processes returned without satisfactory use or not accepted by customer for bona fide reasons in good faith.

1.12                        “Otherwise Disposed of” shall mean to put into use, to lease or sell or otherwise transfer title to another entity in other than arm’s length transaction in the ordinary course of business or at a discounted price that is substantially less than the price customarily charged by the seller or for other than cash consideration.  Notwithstanding any term herein, “Otherwise Disposed Of” shall not mean, with respect to all licenses and corresponding royalty rates herein, (1) to consume, use or transfer title for the purposes of testing or experimentation, (2) to dispose of as scrap, (3) to use, lease, sell or transfer of title from BAE SYSTEMS to ODIS or its affiliates or from ODIS to BAE SYSTEMS or its affiliates, and (4) to store as unsold inventory.

1.13                        “Affiliate” of a party shall mean any entity that controls, is controlled by, or is under common control with, directly or indirectly, such party through the ownership by such party of at voting stock, other controlling interest of such entity, or by contract or other arrangement.  Notwithstanding anything to the contrary contained herein, Opel International, Inc. and Opel Inc., and the respective Affiliates of each of them shall be deemed, for purposes of this Agreement, to be Affiliates of ODIS.

1.14                        “Intellectual Property” or “IP” shall mean all nonpatented inventions, copyrights, confidential or proprietary information, trade secrets, trademarks, service marks, know-how, developments, improvements, results, software, data and other information irrespective of form related to the Field.

1.15                        “Joint Development Program” shall mean that body of work which BAE SYSTEMS and ODIS jointly carry out as further described on attachment C attached hereto.

1.16                        “Patent Rights” shall mean:

a.                                      the United States and international patents listed on attachment A or attachment B, respectively;

b.                                      the United States and international patent applications and/or provisional applications listed on attachment A or attachment B, respectively;

c.                                       any patent applications resulting from the provisional applications listed on attachment A or attachment B respectively, and any divisionals, continuations, continuation-in-part applications, and continued prosecution applications (and their relevant international equivalents) of the patent applications listed on attachment A or attachment B respectively, and of such patent applications that result from the provisional applications listed on attachment A or attachment B respectively, to the extent the claims are directed to subject matter specifically described in the patent applications listed on attachment A or attachment B respectively, and the resulting patents;

d.                                      any patents resulting from reissues, reexaminations, or extensions (and their relevant international equivalents) of the patents described in a., b. and c. above;

e.                                       international (non-United States) patent applications which claim priority from patent applications referred to in a., b., c. and d. above, and any international patents resulting therefrom;

f.                                        patents, applications and provisional applications resulting from future inventions made by either ODIS and/or BAE Systems which would constitute ODIS Development Technology or BAE Systems Development Technology, as the case may be; and

g.                                       patents, applications and provisional applications resulting from future inventions made pursuant to the Joint Development Program.

1.17                        “Military Field of Use” shall mean the National Aeronautics and Space Administration, the U.S. Department of Defense, the branches of the U.S. Armed Forces, U.S. agencies and instrumentalities engaged in activities related to defense, security, space exploration and/or intelligence, as well as comparable organizations of other nations or multinational treaty organizations.

ARTICLE II.  THE JOINT DEVELOPMENT PROGRAM.

2.1                               Joint Development Program.  The scope of the activities will be described in a Joint Development Program, said Joint Development Program being subject to periodic review and adjustment by mutual written consent of both ODIS and BAE SYSTEMS depending upon results of ongoing development and fundraising efforts.  The parties will work cooperatively to identify and exploit additional opportunities to secure third party financing of development and shall not unreasonably refuse to participate in such future opportunities.  ODIS and BAE SYSTEMS will each designate a Project Manager for initial and primary points of contact to the Joint Development Program.  The Joint Development Program will be managed so as to optimize performance on existing contracts and to maximize the obtaining of Government and other development funding in the future.  The Joint Development Program will include and be directed to deliver the product specifications and development milestones as defined by government funded work, at least as initially outlined in attachment C. As the first item of business under this Agreement both BAE SYSTEMS and ODIS will each name a person as Project Manager appointed and replaced upon notice to the other to represent them who will then act together to further define and manage the Joint Development Program.

2.2                               ODIS Support.  ODIS hereby agrees to support the Joint Development Program as well as any related follow-on projects as mutually agreed to be incorporated into the Joint Development Program, promoting the development and sale of

Licensed Products, for a minimum of two (2) years from the Effective Date hereof or as it may agree to be contractually bound, which ever period is longer. ODIS support shall include but not be limited to on-site presence and development participation of qualified ODIS technical representatives (to the extent practicable based upon sufficient available funding).  ODIS shall ensure that its representatives at BAE SYSTEMS facilities adhere to the instructions provided to ODIS by BAE SYSTEMS governing movement within and access to BAE SYSTEMS facilities for the duration of the Joint Development Program, which includes but is not limited to applicable BAE Systems workplace rules, policies, and procedures that are provided to ODIS not less than ten business days prior to ODIS personnel commencing work at BAE’s facilities.

2.3                               Location of Joint Development Activities.  During the Joint Development Program, technical representatives of ODIS will from time to time and at BAE SYSTEMS reasonable discretion in light of cost burdens on ODIS, assist BAE SYSTEMS employees and agents in the Joint Development Program at BAE Systems’ compound semiconductor fabrication facility.

2.4                               Technical Personnel.  ODIS and BAE SYSTEMS will each contribute key personnel to the Joint Development Program for the purpose of forming a core team to spearhead the technology commercialization effort.  ODIS personnel, acting as independent contractors with respect to BAE SYSTEMS, shall include technical personnel sufficiently skilled in the activities required under the Joint Development Program.  The BAE Systems JDP Participants, acting as independent contractors with respect to ODIS, shall include technical personnel sufficiently skilled in the activities required under the Joint Development Program.

2.5                               BAE SYSTEMS Support.  BAE SYSTEMS hereby agrees to support the Joint Development Program as well as any related follow-on projects incorporated into the Joint Development Program by mutual agreement of the parties.

2.6                               Integrated Activities.  Not inconsistent with its independent contractor status, ODIS shall be, to the reasonable extent possible in appearance and fact, a fully integrated part of the BAE SYSTEMS team.  If problems develop in other areas where one party is reasonably able to temporarily divert resources in order to reasonably assist the other while moving the Joint Development Program forward, such party shall do so.  .

2.8                               Cash Payments by ODIS to BAE SYSTEMS.  In partial consideration for its participation in the Joint Development Program, ODIS will make cash payments to BAE SYSTEMS in accordance with the schedule described in attachment C; provided however, that it is understood and agreed that both ODIS and BAE SYSTEMS contemplate that ODIS’s obligations to make such payments will be satisfied predominately by the generation of funding by the parties from U.S. Government SBIR awards and other U.S. Government funding opportunities (“Government Awards”) or projects sponsored by BAE SYSTEMS.  Each of ODIS and BAE SYSTEMS agree to utilize reasonable best efforts to identify and secure such funding in order to reduce or eliminate any obligation on the part of ODIS to utilize any funds other than Government Awards funds or payments from BAE SYSTEMS projects to satisfy its obligations hereunder.

2.9                               Joint Intellectual Property.  BAE SYSTEMS and ODIS will each own an undivided 50% joint interest in Joint Intellectual Property, subject to any obligations ODIS may have to the University of Connecticut, which obligations shall only affect ODIS’ share of ownership therein.  Each party hereunder shall ensure that its employees and agents shall promptly disclose to the other party in writing and cooperate in appropriately assigning to the other any Intellectual Property in the Field that they conceive, create, or develop during the term of the Joint Development Program which would constitute Joint Intellectual Property and/or Joint Patent Rights.  Each party shall ensure that its employees and agents shall execute and be bound by confidentiality and intellectual property assignment agreements having confidentiality and intellectual property assignment terms necessary to permit each party to comply with the confidentiality and intellectual property assignment terms herein.

To the extent as described herein and during the term of the Joint Development Program, unless prohibited by law, full two-way disclosure of Intellectual Property in the Field will be freely and regularly provided between the parties hereto.  If any legal prohibition prevents the disclosure of information by a party, such party shall, to the extent feasible, identify to the other the nature of such prohibition, and, if applicable, identify what steps the other party may take to legally terminate such prohibition.  A joint BAE SYSTEMS- ODIS Patent Review Committee (PRC) will be formed within the first 30 days following the Effective Date of this Agreement, and shall be composed of two representatives each from BAE SYSTEMS and ODIS appointed and replaced upon notice to the other.  The PRC will be disbanded at the end of the Joint Development Program unless there is mutual agreement to continue PRC operation.  The PRC will prioritize patent filing, prosecution, and maintenance decisions for Joint Intellectual Property and Joint Patent Rights.  Both parties shall equally share in the cost, if unanimously agreed by the PRC, of protecting Joint IP and Joint Patent Rights, including paying filing, prosecution, and maintenance costs, provided, however, BAE Systems may pay all of any such protection costs (e.g. filing, prosecution, and maintenance activities).

If the PRC decides not to file a patent application to protect Joint IP, and one of the parties has expressly notified in writing the other party after such PRC decision that it wishes to file a patent application alone, absent a change of decision by the notified party to participate in the filing within 30 days, the notifying party shall be the sole owner of the patent application, any foreign counter party, substitute, continuation, and divisional patent applications thereof, and any patents issuing therefrom and shall pay all costs in connection therewith.  In this event, the notified party shall be licensed under such patent applications and issuing patents pursuant to the terms herein respectively related to ODIS or BAE SYSTEMS Development Technology.

Notwithstanding any terms of any section of this Agreement, each of ODIS and BAE Systems, respectively, shall solely hold title to any Intellectual Property which is Obtained by it during the Joint Development program and is not Joint Intellectual Property or Joint Patent Rights.  This paragraph shall survive termination or expiration of this agreement.

2.10                        Samples and Data.  Notwithstanding anything to the contrary specified herein or in the separately executed Proprietary Information Exchange Agreement (PIEA), each party has the right to disclose to potential third party licensees technical information owned by the other or owned jointly which is related to the process of the Joint Development Program and samples and device structures and integrated circuits to such third parties upon the written approval of the Party owning or sharing ownership of such technical information (which approval shall not be unreasonably withheld); provided, however, that such third parties accept the information, data and samples under the terms of confidentiality substantially the same as those provided in the PIEA between ODIS and BAE SYSTEMS and that all other applicable restrictions on the use and disclosure of such items are observed.

2.11                        Government Contracts.  Both parties shall agree to jointly explore potential Phase I and II SBIR awards and to use reasonable best efforts to identify Government awards as specified in Section 2.8 hereof. BAE Systems shall plan to serve as the Prime for ODIS in respect of Air Force Phase III (A Novel LWIR/UV Sensor) award process. Both parties shall agree on the application of proceeds in order to offset development efforts hereunder, with a view toward minimizing or eliminating ODIS’s payment obligations under Section 2.8. Upon completion of Phase I, BAE Systems shall use reasonable efforts to seek out initiatives for deployment of POET within BAE Systems.

2.12                        Post Process Manufacturing and Follow-on Services. BAE Systems shall be the exclusive foundry supplier for POET products for Military Field of Use applications for 6 years from Phase III (“Foundry Term”). After the expiration of the Foundry Term, BAE Systems shall have the right of first refusal to extend foundry supply exclusivity for POET products for Military Field of Use applications for a successive 3 year period. In the event BAE Systems fails to provide wafers at competitive pricing available from equivalent products in the open market, ODIS may terminate the exclusivity condition mentioned above and provide licenses to alternative sources.  BAE Systems will facilitate ODIS interaction with BAE Systems packaging and reliability test groups on customary terms.  ODIS shall discuss with BAE Systems the terms of a foundry supply relationship for POET products for other than Military Field of Use, but shall be under no obligation hereunder to establish or maintain such a relationship.

2.13                        JDP Participants.

a..                                   During the term of this Agreement, the BAE Systems JDP Participants shall ensure that all Joint Development Program Intellectual Property (except for BAE Systems Background Technology), ODIS Background Technology, and ODIS Development Technology are kept separate and apart from the BAE Systems employees who are not BAE Systems JDP Participants, and shall further ensure that no communication occurs between any BAE Systems JDP Participants and BAE Systems employees who are not BAE Systems JDP Participants with respect to any Joint Development Program Intellectual Property (except for BAE Systems Background Technology), ODIS Background Technology, and ODIS

Development Technology or design, development, or other aspects of  the Joint Development Program or this Agreement.

b.                                      All BAE Systems and ODIS JDP Participants shall be briefed by the Compliance Officer (identified on Attachment E), or his designee, on their respective obligations to observe these restrictions and shall be made aware of the terms and obligations of this Agreement.

c.                                       Material containing Joint Development Program Intellectual Property (except for BAE Systems Background Technology) shall not be left unattended by any BAE Systems JDP Participants where it is accessible by persons without authorized access to it.  A shared output device (e.g. printer) shall not be used. BAE Systems JDP Participants shall not store Joint Development Program Intellectual Property (except for BAE Systems Background Technology) in public shared folders.  Such Intellectual Property shall be held in restricted Joint Development Program folders with access limited to the individuals as identified in Attachment E.

d.                                      Notwithstanding any of the foregoing, nothing contained in this Section 2.13 is intended to limit or restrict in any manner the ability of BAE Systems JDP Participants to brief, present  and/or communicate status, without disclosing Joint Intellectual Property, ODIS Background Technology, or ODIS Development Technology, of the Joint Development Program and any subsequently related pursuits and/or contracts to its management, provided that such briefs and/or communications shall be done in the ordinary course of business, and shall be done in a manner which limits the extent to which such  briefs and/or communications include detailed discussions of Joint Development Program Intellectual Property. BAE Systems shall provide advance disclosure of any such briefs or communication and shall seek ODIS’ confirmation that it agrees that any such briefs and/or communication are free of Joint Intellectual Property, ODIS Background Technology or ODIS Development Technology.  On receiving such disclosure, ODIS will promptly provide BAE Systems with its response.  Copies of invention disclosures on inventions made by any BAE Systems JDP Participant either solely or jointly with either another BAE Systems JDP Participant or a ODIS JDP Participant may be sent to the BAE Systems Legal Department; provided, however, that the BAE SYSTEMS legal department shall have no right or authority to disclose any such information other than to authorized BAE SYSTEMS JDP participants or ODIS personnel or to outside legal counsel for preparation of a patent application in accordance with the instructions by the Patent Review Committee (PRC), without the prior written consent of ODIS.  If any such invention is made under a United States Government contract such invention disclosures may also be sent to the cognizant BAE Systems contract administrator and to the United States Government Contracting Officer; provided however that such personnel shall have no authority or right to disclose any such information other than to authorized BAE SYSTEMS JDP participants or ODIS personnel without the prior written consent of ODIS.

e.                       Each of the BAE Systems JDP Participants and each of the ODIS JDP Participants shall maintain a personal bound laboratory notebook in which such participant will maintain detailed entries recording activities performed by such participant relative to the Joint Development Program.  Such entries shall be signed and dated by the participant  and will be witnessed by a another person who is either a BAE Systems JDP Participant or an ODIS JDP Participant.  In the event it should be necessary for either party to prove the circumstances  under which any invention was conceived or reduced to practice, such laboratory notebooks will be the primary evidence of such circumstances.

ARTICLE III. LICENSES; NON-ASSERTIONS.

3.1           Non-Exclusive Licensed Production Grant to BAE SYSTEMS.

a.                                      ODIS hereby grants to BAE SYSTEMS and its affiliates a royalty—bearing, paid up, non-exclusive, worldwide license under ODIS Background Technology and ODIS Development Technology to make, have made, use, sell, lease, offer for sale, offer for lease, import, and Otherwise Dispose of Licensed Products and Licensed Processes in the Field, limited to the Military Field of Use.  ODIS also grants to BAE SYSTEMS the right to grant sublicenses, of the same scope (and for no longer than the term of) as the license for Licensed Products and Licensed Processes granted herein to BAE SYSTEMS, to third parties, with the prior written consent of ODIS, which consent shall not be unreasonably withheld or delayed.  BAE Systems shall promptly furnish ODIS with a fully executed photocopy of any such sublicense agreement.

b.                                      ODIS agrees that it shall not grant to any third party rights equivalent to those granted to BAE Systems under section 3.1 specifically covering the Military Field of Use.  ODIS shall include a clause in all third party license agreements relating to ODIS Background Technology or ODIS Development Technology which states that no rights are granted thereunder to make, use or sell products for sale in the Military Field of Use.

3.2           Non-Exclusive Licensed Production Grant to ODIS Under BAE SYSTEMS Background Technology and BAE SYSTEMS Development Technology. BAE SYSTEMS hereby grants to ODIS and its affiliates a royalty—bearing, paid up, non-exclusive, perpetual worldwide license under BAE SYSTEMS Background Technology and BAE SYSTEMS Development Technology to make, have made, use, sell, lease, offer for sale, offer for lease, import, and Otherwise Dispose of Licensed Products and Licensed Processes in the Field. BAE SYSTEMS also grants to ODIS the right to grant sublicenses, of the same scope as the licenses for Licensed Products and Licensed Processes granted herein to ODIS to third parties, with the prior written consent of BAE SYSTEMS, which will not be unreasonably withheld or delayed.  ODIS will promptly furnish BAE Systems with a fully executed photocopy of any such license agreement.

3.3           Reproduction Rights.  ODIS and BAE SYSTEMS hereby grants to the other and its Affiliates a worldwide, transferable, royalty-free, fully paid-up non-exclusive license (with the right to sublicense to its agents including sub-contractors) under all technology licensed and transferred hereunder to the other, to copy, reproduce, distribute, display, make derivative works, and perform, in whole or in part, the information, documents and the like provided pursuant to this Agreement, including, without limitation, the right to have a third party practice the foregoing rights, solely to the extent necessary to exercise the license rights as set forth herein.  Notwithstanding any terms herein, but solely to permit exercise of licensed rights set forth herein, a party shall only have the right to disclose the other’s Confidential or proprietary information to third parties that have executed a proprietary information exchange agreement (PIEA) substantially similar to the Confidentiality section herein.

The parties hereunder understand and agree that no license or other right is granted herein to either party, directly or by implication, estoppel or otherwise, with respect to any intellectual property or proprietary information, except as specifically provided herein, and that no additional licenses or other rights shall arise from the consummation of this Agreement or from any acts, statements or dealings leading to such consummation.

3.4           No Additional Rights.  Nothing in this Agreement shall be construed to confer any rights upon one party by implication, estoppel or otherwise as to any technology or patent rights of the other or any other entity other than as specifically granted herein, regardless of whether such technology or patent rights shall be dominant or subordinate to any Intellectual Property or Patent Rights of a party.

ARTICLE IV.  RUNNING ROYALTIES AND OTHER CONSIDERATION.

4.1.                            Running Royalty Rates to ODIS.  In consideration of the rights granted to BAE SYSTEMS hereinabove in Section 3.1, BAE SYSTEMS, its Affiliates and its sublicensees, if any, shall pay to ODIS running royalties on the Net Selling Price of Licensed Products or Licensed Processes sold, transferred, or Otherwise Disposed of by BAE SYSTEMS, its affiliates, agents or sublicensees in any country of the world that Licensed Products or Licensed Processes embody, employ or are manufactured by use of any invention that forms part of ODIS Background Technology or ODIS Development Technology during the period commencing on the date of first sale, transfer or Other Disposition and ending 15 years thereafter at the royalty rate of 5.0% commencing on the Effective Date of this Agreement.  No royalties shall be required to be paid hereunder with respect to sales or transfers by BAE Systems or its Affiliates to ODIS or its Affiliates, or for any subsequent resales by ODIS or its Affiliates of Licensed Products or Licensed Processes sold or transferred to any of them by BAE Systems or its Affiliates. It is understood and agreed by the parties that after such 15-year period from the effective date has expired, all further sales or other transfers of Licensed Products and Licensed Processes will be on a royalty-free basis.

4.2                   Running Royalty Rates to BAE SYSTEMS.  In consideration of the rights granted to ODIS hereinabove in Section 3.2, ODIS, its Affiliates or its sublicensees, if any, shall pay to BAE SYSTEMS running royalties on the Net Selling Price of

Licensed Products or Licensed Processes sold, transferred or Otherwise Disposed of by ODIS, its affiliates, agents or sublicensees in any country of the world that Licensed Products or Licensed Processes embody, employ or are manufactured by use of any invention that forms part of BAE SYSTEMS Background Technology or BAE Systems Development Technology during the period commencing on the date of first sale, transfer or Other Disposition and ending 15 years thereafter at the royalty rate of 5.0% commencing on the Effective Date of this Agreement.  No royalties shall be required to be paid hereunder with respect to sales or transfers by ODIS or its Affiliates to BAE Systems or its Affiliates, or for any subsequent resales by BAE Systems or its Affiliates of Licensed Products or Licensed Processes sold or transferred to them by ODIS or its Affiliates.  It is understood and agreed by the parties that after such 15 year period from the effective date has expired, all further sales or other transfers of the licensed products will be on a royalty-free basis for both parties.

4.3                   Sublicense Fees.  BAE Systems shall pay ODIS an aggregate of fifty percent (50%) of all payments received (“Sublicense Income”) by BAE Systems or any Affiliate receives from any Sublicensee in consideration of the Sublicense of rights granted BAE Systems and its Affiliates pursuant to Section 3.1, including without limitation license fees, milestone payments, license maintenance fees and other payments, but excluding running royalties on sales or other transfers.  ODIS shall pay BAE Systems an aggregate of fifty percent (50%) of Sublicense Income received by ODIS or any Affiliate in consideration of the sublicense of rights granted to ODIS and its Affiliates pursuant to Section 3.2.  All payments to be made by one party to the other in respect of Sublicense Income received by either party shall be made within thirty (30) days of receipt of such Sublicense Income.

4.4                   No Multiple Royalties.  If the manufacture, use, lease or sale of any Licensed Product or the performance of any Licensed Process is covered by more than one of the Patent Rights, multiple royalties shall not be due.

ARTICLE V.     PAYMENTS, REPORTS AND RECORDS.

5.1                               Royalty Statement.  Within 60 days after the end of each calendar semi-annual period ending on the 30th of June and the 31st of December, respectively, during the term hereof and until the expiration date of the royalty periods specified herein, each party shall provide and cause its Affiliates and sublicensees to provide to the other party a written statement setting forth the amount of the royalty income which shall become due and payable to the other party under the licenses granted herein, including information regarding the royalties from sublicensees.  Each statement shall set forth in reasonable detail the basis on which the amount of such royalties shall have been determined, and shall be accompanied by payment of royalties due.

5.2                               Accounts and Records.  Each party hereunder shall maintain, and cause its Affiliates and sublicensees to maintain, full and accurate accounts and records of all data necessary for the preparation of the statements submitted and the calculation of the royalty incomes paid hereunder and shall retain such accounts and records relating to each royalty payment made hereunder for a period of three years after the date of each such payment.  Each party hereunder shall permit the audit of their accounts records, and shall cause their Affiliates and sublicensees to permit audits of their accounts and records, from time to time during normal business hours at the reasonable convenience of the parties, but no more often than once during each calendar year, and no more detailed in scope and depth than is reasonably necessary for the purposes of this agreement, by an independent certified public accountant (“CPA”).  Said CPA shall be appointed by and at the sole expense of the party requesting the audit, subject to approval by the party to be audited whose approval shall not be unreasonably withheld.  Prior to commencing the audit, the party seeking the audit shall cause the independent auditor retained by that party to execute a non-disclosure agreement with the party to be audited by which the independent auditor shall be obligated to keep such account and record information in confidence, other than to provide the party requesting the audit only such information as may be necessary to enable the requesting party to determine whether royalties have been fully paid by the audited party as provided in this Agreement.  Each party hereunder shall hold and cause its affiliates and sublicensees to hold in strict confidence the statements provided pursuant to Article 5.1 and all information relating to any audit provided pursuant to Article 5.2.  Each party hereunder shall use and cause its affiliates and sublicensees to use the statements provided pursuant to Article 5.1 and all information relating to any audit provided pursuant to Article 5.2 solely for purposes of administering and enforcing this Agreement, and not for any other purpose including, without limitation, marketing and sales.  In the event an audit of a party hereunder or their Affiliates or sublicensees reveals a deficit greater than 5% for the period covered by the audit, the audited party shall pay or cause its Affiliates or sublicensees to pay the cost of the audit.  In the event a payment is overdue and owed to one party by the other, or its Affiliates or sublicensees, the owing party shall pay or cause to be paid to the owed party annual simple interest at the prime rate (as published in the Wall Street Journal on the date a payment becomes overdue) plus four percent (4%) or the highest amount permitted by law, which ever is less, on the overdue and owed payment plus reasonable collection and attorney fees.

5.3                               Payments in U.S. Dollars.  All payments due under this Agreement shall be drawn on a United States bank and shall be payable in United States dollars.  Conversion of foreign currency to U.S. dollars shall be made at the conversion rate existing in the United States (as reported in the Wall Street Journal) on the last working day of the calendar quarter of the applicable reporting period.  Such payments shall be without deduction of exchange, collection or other charges, and, specifically, without deduction of withholding or similar taxes or other government imposed fees or taxes, except as permitted by the definition of Net Selling Price.

ARTICLE VI. TERM AND TERMINATION.

6.1           Term.  The Agreement shall take effect on the Effective Date of this Agreement and shall remain in effect until its expiration fifteen (15) years after the Effective Date.  Six months prior to the expiration of the fifteen (15) year term of this Agreement, the parties may enter into good faith negotiations concerning the terms and conditions for extending said term.

6.2           Material Default.  If either party shall be in material default of this Agreement and such material default is not cured, or an agreement to resolve such material default is not made to the reasonable satisfaction of the non-breaching party, within one hundred twenty (120) days after the earlier to occur of (i) receipt of written notice of such material default from the other party and the completion of the two successive ten-day negotiation, discussion and settlement periods described in Section 16.1, or (ii) immediately upon finding of such material breach by an arbitration panel pursuant to Article XVI hereof, then the non-breaching party shall, in addition to any other rights and remedies it may have under this Agreement, have the right to terminate the breaching party’s rights and licenses under this Agreement forthwith upon written notice to that effect. Further, in the event of termination under this Section 6.2, all licenses granted herein to the non-breaching party shall remain in full force and effect and be subject to the terms and conditions of this Agreement.

6.3           Voluntary Termination by Either Party.  Notwithstanding the provisions of Article 6.1 and 6.2 above, either BAE SYSTEMS or ODIS may terminate the Joint Development Program for any reason at any time after the completion of Phase I of the  Joint Development Program by providing six (6) months prior written notice to the other party; provided, however, that in the event that BAE SYSTEMS exercises such right of termination, BAE Systems shall (i) return to ODIS, at BAE Systems’ expense, all equipment purchased by ODIS for the Joint Development Program; and (ii) reimburse ODIS all monies provided to BAE Systems pursuant to the Joint Development Program incurred to date of termination under $3.3M; reimburse ODIS for all costs reasonably incurred by ODIS and its personnel as a result of such termination under $50K.  In addition, the licenses granted by BAE SYSTEMS to ODIS hereunder shall, upon such termination, be perpetual, irrevocable and non-royalty bearing.  Any equipment purchased by BAE SYSTEMS for use in the JDP that is deemed surplus by BAE SYSTEMS after termination of the program, shall be made available for purchase by ODIS on terms to be agreed between both parties.  In the event that ODIS shall terminate this Agreement pursuant to this Section 6.3,  (i) ODIS shall have no obligation to make any payments otherwise required hereunder from and after the date on which ODIS gives notice of such termination, (ii) all licenses granted under Article III shall terminate at the time of giving notice of termination, and neither party shall have or assert rights to the Intellectual Property of the other party; (iii) each of BAE SYSTEMS and ODIS shall return or destroy all confidential information of the other and if destroyed, shall certify to such destruction, and (iv)  all obligations of confidentiality assumed by the parties hereunder and pursuant to the Proprietary Information Exchange Agreement shall survive and continue for the duration of the applicable protections periods.

ARTICLE VII.  CONFIDENTIALITY.

7.1       Obligations of Confidentiality.  Confidential or proprietary information shall be exchanged pursuant to the Proprietary Information Exchange Agreement. Nondisclosure obligations previously entered into are continued and confirmed in this Agreement. Distribution of confidential or proprietary information (inclusive of Background, Development, and Joint Intellectual Property and

Patent Rights) will be restricted by both parties to the BAE Systems JDP Participants and ODIS JDP Participants, or specifically authorized by the other party and applicable advisors and consultants on a need-to-know basis.

7.2       Press Release.  The parties shall agree to a mutually satisfactory press release to announce this Agreement, which press release is attached hereto as attachment D.  Any future press release or public announcement relating to this Agreement or relating to activities covered under this Agreement shall be expressly agreed to in writing by both parties prior to its release to the general public, other than as notices required by law such as to comply with applicable securities law.

ARTICLE VIII.  NOTICES.

8.1       Notices.  All notices required or permitted by this Agreement shall be in writing from an authorized officer or attorney and shall be given at the address below by express or overnight courier,  Certified Mail return receipt requested, or by facsimile transmission, effective in each case upon  receipt:

If to ODIS

Three Corporate Drive, Suite 204

Shelton, CT 96484

ATTN:  Leon M. Pierhal, President

Email:  Leepierhal@aol.com

Copy to:

18 Linden Court

North Kingstown, RI  02852

ATTN:  Leon M. Pierhal, President

If to BAE SYSTEMS

Attention:  Stephen C. Liamos

Mail stop:  MER 241206

BAE SYSTEMS

144 DW Highway

Merrimack, NH 03054-4898

Email:  Stephen.c.liamos@baesystems.com

Or to such other address or fax as the party to receive such notice shall have designated by written notice to the other party hereto.

ARTICLE IX.  APPLICABLE LAW.

9.1.    Applicable Law.  This Agreement shall be governed and construed and the relations between the parties determined in all respects by the laws of the United States and the State of New York, without regard to its choice of law principles.

ARTICLE X.  ENTIRE AGREEMENT AND AMENDMENTS.

10.1.                                 Modifications in Writing.  This Agreement sets forth the entire understanding between ODIS and BAE SYSTEMS relating to the subject matter hereof and cancels and supersedes all other agreements or understandings relating to such subject matter.  No amendment or modification of this Agreement shall be valid or binding upon a party unless made in writing and signed on behalf of the party by its respective fully authorized representative.

ARTICLE XI.  ASSIGNMENT.

11.1.     Assignment with Business.  Except as set forth below, neither this Agreement nor any of the rights granted hereunder may be assigned, extended or otherwise transferred in whole or in part by a party hereto, whether voluntarily, by operation of law or otherwise, nor shall this Agreement or any right granted hereunder inure to the benefit of any successor of either party hereto, whether by operation of law or otherwise, and not withstanding any bankruptcy, insolvency or other proceeding, without the prior written consent of the other parties hereto, and any assignment, extension or transfer without such consent shall be null and void.  The parties acknowledge that the benefits accorded to each party under this Agreement, including, without limitation, the license, are personal to such party (and, to the extent expressly set forth herein, its affiliates, customers and suppliers,) and shall in no event extend to any other person.  Not withstanding any term herein, however, a party may, without the consent of the other party, transfer assign this Agreement and rights and obligations hereunder (a) to an Affiliate in connection with an internal reorganization of such Party’s business or (b) to a third party successor-in-interest of all or a substantial part of a party, or a business unit of a party, whether by merger, consolidation, sale of stock or assets or other comparable transaction.

11.2.     Successors and Assigns.  This Agreement shall insure to the benefit of and be binding upon each of the parties hereto and their respective permitted successors and assigns.

ARTICLE XII.  GENERAL TERMS AND CONDITIONS.

12.1.     Enforceability.  Should any provision of this Agreement be declared unenforceable for any reason or found contrary to any Government statute, said provision will automatically cease with respect to obligations and rights in that country to be a part of this Agreement without affecting any other provision or obligation thereof unless such provision is a material part of this Agreement.

12.2.     Waiver of Breach.  A party hereunder shall not be deemed to have waived a right to remedy provided in or relating to this Agreement unless the waiver is expressly stated in writing and duly executed by the party.  Further, no waiver of any right or remedy in respect of any occurrence or event on one occasion shall be deemed a waiver of such right or remedy on any other occasion.

12.3.     Headings.  The headings and titles to the Articles of this Agreement are inserted for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

12.4.     Export Control.  Both parties agree to abide by the export laws and regulations of the U.S. government. The party responsible for selling or otherwise providing products or technology to third parties shall be responsible for obtaining all appropriate export licenses as may be required by law. Each party shall provide reasonable cooperation to the other party in these matters.

12.5.     Independent Contractors.  Each party hereto is an independent contractor to the other party.  Neither party, nor its employees or agents, are, by virtue of this Agreement, franchisees, brokers, agents, employees, partners or joint venturers of the other party, nor does either party, nor its employees or agents, have any authority to bind the other party, or its employees agents, by contract or otherwise to any obligation.  Each party will not represent to the contrary, either expressly, implicitly, by appearance or otherwise.

ARTICLE XIII.  FORCE MAJEURE.

13.1.     Force Majeure.  The parties hereto shall not be liable in any manner for failure or delay in fulfillment of all or any part of this Agreement by reason, directly or indirectly, of any causes or circumstances beyond their control, including Acts of God, Governmental orders or restrictions, war, war-like conditions, hostilities, sanctions, mobilization, embargo, detention, revolution, riot, looting, strike, lockout, plague, or other epidemics, fire or flood.

ARTICLE XIV.  REPRESENTATIONS AND WARRANTIES.

14.1.     ODIS Representations.  ODIS represents and warrants that it owns and/or has the right to grant the licenses herein granted under ODIS Background Technology, that is has the right to enter into this Agreement, that there are no outstanding assignments, grants, licenses, encumbrances, obligations or agreements, either written or oral or implied, inconsistent with this Agreement, and that ODIS shall not enter into any arrangements or agreements inconsistent with the terms of this Agreement.

14.2.     BAE SYSTEMS.  BAE SYSTEMS represents and warrants that it has the right to enter into this Agreement, that there are no outstanding assignments, grants, licenses, encumbrances, obligations or agreement, either written or oral or implied, inconsistent with this Agreement, and that BAE SYSTEMS shall not enter into any arrangements or agreements inconsistent with the terms of this Agreement.

14.3.     Representations.  No representations or warranties are made by any party here regarding the infringement or non-infringement by the Licensed Products or of the Intellectual Property or Patent Rights of others not a party to this agreement.

14.4.     Limitation of Liability.  Under no circumstances shall either party be liable to the other for consequential or punitive damages arising from this Agreement.

ARTICLE XV.  DISPUTE RESOLUTION.

15.1                        Arbitration.  Both ODIS and BAE SYSTEMS shall thoroughly explore all possibilities to resolve amicably all disputes, controversies, or difference which may arise between the parties under this Agreement.  If despite the exercise of due diligence by both parties, including successive ten-day periods of negotiation and discussion, first between the respective Project Managers of the Joint Development Program, and thereafter between the respective immediate superiors of each of the respective Project Managers, an amicable settlement cannot be reached, any controversy or claim between or among the parties arising out of or relating to this Agreement or the breach thereof and any claim based on or arising from an alleged tort related to this Agreement, shall at the request of either party be determined by arbitration.  The arbitration shall be conducted in accordance with the United States Arbitration Action 9 U.S.C. Sections 1-16, notwithstanding any choice of law provision in this Agreement, and under the auspices and commercial arbitration rules of the American Arbitration Association (“AAA”) then in effect.  The arbitration will be held in Boston, Massachusetts or a city selected by mutual agreement of the parties.

The matter will be resolved by three arbitrators.  Each side will select one arbitrator and the third arbitrator will be selected by the American Intellectual Property Law Association (“AIPLA”) from the list of qualified neutrals maintained by the Alternate Dispute Resolution committee of the AIPLA and will have relevant technical qualifications.

The arbitrators are empowered to award all damages otherwise available under the terms of this Agreement.  The arbitrators shall have the discretion to order a pre-hearing exchange of information by the parties, including production of requested documents, exchange of summaries of testimony and proposed witnesses, and examination by deposition of parties, and to enter appropriate confidentiality orders.  If disputes arise concerning these requests, the arbitrators shall have some and complete discretion to resolve the disputes.

In resolving the dispute and determining awards, the arbitrators shall give effect to the applicable law.  The arbitrators shall deliver a written opinion setting forth findings of act and the rationale for the decision.  Article VII of this Agreement shall apply to the arbitration proceeding, all evidence taken and the opinion.

The parties recognize that pursuant to this Agreement, that misuse of proprietary information or intellectual property may cause great or irreparable injury to the owner of the proprietary information or intellectual property.  Notwithstanding any terms herein and without prejudice to or limitation of any other rights available to a party in the matter whether at law or equity, injunctive relief by a court shall be available in equity to prevent such abuses.

Article XVI.  COOPERATION BETWEEN THE PARTIES.

16.1                                                Future Cooperation.  If not inconsistent with the business interest of either, ODIS and BAE SYSTEMS agree that even after the end of the Joint Development Program, they will make reasonable efforts to work together in good faith to promote and develop Licensed Products, and that they will meet periodically to review the current status of the Field and to discuss possible extension of the terms of this Agreement to the extent necessary to accommodate their mutual interest.  ODIS and BAE SYSTEMS agree to use reasonable best efforts in pursuing additional government programs to mitigate the out-of-pocket expense of ODIS in connection with this Agreement and to further assist the development and commercialization of Licensed Products and Licensed Processes; provided, however that such programs are reasonably adapted to promote the development of the Technology in the Field.  This paragraph shall create no obligation on either party to enter into any agreements extending, expanding or modifying the terms of this Agreement or enlarging or changing the business relationship of the parties hereunder.

ARTICLE XVII.  DOCUMENTS FORMING PART OF THE AGREEMENT.

17.1                                    This Agreement consists of the following elements, all of which are hereby incorporated herein by this reference and shall apply in the performance of this Agreement:

(a)           This document, entitled “AGREEMENT”;

(b)           attachment A, entitled “LIST OF ODIS PATENTS AND APPLICATIONS AND OTHER INTELLECTUAL PROPERTY”;

(c)            attachment B, entitled “LIST OF BAE SYSTEMS INTELLECTUAL PROPERTY”;

(d)           attachment C, entitled “JOINT DEVELOPMENT PROGRAM”; and

(e)            attachment D, entitled “PRESS RELEASE”.

(f)             attachment E, entitled “BAE SYSTEMS AND ODIS JOINT DEVELOPMENT PROGRAM PARTICIPANTS”

ARTICLE XVIII.  ORDER OF PRECEDENCE.

18.1.                     In the event of any conflict between the provisions of clauses in this document entitled “Agreement,” any exhibits, and other documents which are specifically incorporated into this Agreement, the order of precedence shall be as follows:

(a)          provisions of clauses in this document entitled “Agreement”;

(b)          any exhibits; and

(c)           other documents, including any proprietary information exchange agreement.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duty authorized representatives as of the date first written above.

ODIS INC.	BAE SYSTEMS INFORMATION AND ELECTRONIC SYSTEMS INTEGRATION, INC.

By	By
Leon M. Pierhal		Stephen C. Liamos

Date: May 21, 2008	Date	18 June, 2008

Title: President and Chief Operating Officer	Title	Director of Contracts